# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ELBIT SYSTEMS LTD, CIK 0001027664
CUSIP: M3760D101
Title of class of securities: Ordinary Shares, Nominal Value 1.00 New Israeli Shekels per share M3760D101
Address of issuer's principal executive offices: ADVANCED TECHNOLOGY CENTER, PO BOX 539, HAIFA, ISRAEL, Israel (L3), 31053
Date of event which requires filing of this statement: 07/08/2025
Amends the filing with accession number 0000910680-14-000112
Filed by CIK 0001260118
Persons authorized to receive notices and communications: Zvi Firon, Advocate M. Firon &, Adgar 360 Tower, 2 Hashlosha St., Tel Aviv, Israel (L3), 3100401, 972-3-7540000

## Reporting persons
- Michael Federmann (CIK 0001260118): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: bank loan (BK); sole voting power 0; shared voting power 19,580,342; sole dispositive power 0; shared dispositive power 19,580,342; aggregate amount beneficially owned 19,580,342 (42.4% of the class)
- Federmann Enterprises Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: bank loan (BK); sole voting power 0; shared voting power 1,958,034; sole dispositive power 0; shared dispositive power 19,580,342; aggregate amount beneficially owned 19,580,342 (42.4% of the class)
- Heris Aktiengesellschaft: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,836,458; sole dispositive power 0; shared dispositive power 3,836,458; aggregate amount beneficially owned 3,836,458 (8.3% of the class)
- Beit Federmann Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: bank loan (BK); sole voting power 0; shared voting power 19,580,342; sole dispositive power 0; shared dispositive power 19,580,342; aggregate amount beneficially owned 19,580,342 (42.4% of the class)
- Beit Bella Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: bank loan (BK); sole voting power 0; shared voting power 19,580,342; sole dispositive power 0; shared dispositive power 19,580,342; aggregate amount beneficially owned 19,580,342 (42.4% of the class)
- Beit Yekutiel Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 0; shared voting power 19,580,342; sole dispositive power 0; shared dispositive power 19,580,342; aggregate amount beneficially owned 19,580,342 (42.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Nominal Value 1.00 New Israeli Shekels per share M3760D101
Name of issuer: ELBIT SYSTEMS LTD
Address of issuer's principal executive offices: ADVANCED TECHNOLOGY CENTER, PO BOX 539, HAIFA, ISRAEL, Israel (L3), 31053
Comment: This Amendment No. 8 to the Schedule 13D relates to the ordinary shares, nominal value 1.00 New Israeli Shekels per share ("Ordinary Shares"), of the Elbit Systems Ltd. ("Issuer"), a corporation existing under the laws of the State of Israel. This Amendment No. 8 to the Schedule 13D amends and restates Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4 and, No. 5, No. 6 and No. 7 to the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC").

## Item 2. Identity and Background
Name of person filing: This Amendment No. 8 to the Schedule 13D is being filed by Michael Federmann, for and on behalf of himself, Federmann Enterprises Ltd. ("FEL"), Heris Aktiengesellschaft ("HF"), Beit Federmann Ltd. ("BFL"), Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL") (collectively, "Reporting Persons" or "Federmann Group"). Michael Federmann is the controlling shareholder of each of BBL and BYL; BBL and BYL are the controlling shareholders of BFL; BFL is the controlling shareholder of FEL; and FEL is the controlling shareholder of HF. The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k) under the 1934 Act. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.
Residence or business address: The business address of Mr. Michael Federmann is c/o Federmann Enterprises Ltd., 87 Hayarkon Street, Tel-Aviv, Israel.
Present principal occupation or employment:
Mr. Michael Federmann is the Chairman of the Board of Directors of FEL (see description below). He is also a member of the board of directors Dan Hotels Ltd. ("Dan Hotels"), which is principally engaged in the business of operating luxury hotels in Israel, and of the board of directors of Freiberger Compound Materials GmbH ("Freiberger"), a German company engaged in the supply of materials for the semi-conductor industry. Dan Hotels's address is 111 Hayarkon Street, Tel Aviv, Israel. Freiberger's address is Am Junger-Lowe-Schacht 5, 09599 Freiberg, Germany. Mr. Michael Federmann is also a member of the Board of Directors of the Issuer, which is an international high technology company engaged in a wide range of programs throughout the world, primarily in the defense and homeland security arenas.

FEL is a corporation existing under the laws of the State of Israel with its principal executive offices located at 87 Hayarkon Street, Tel-Aviv, Israel. The principal business activity of FEL is the holding and managing of investments in private and public companies.

HF is a corporation existing under the laws of the Principality of Liechtenstein with its registered office located at Aeulestrasse 38 F1-9490 Vaduz Forstentum Liechtenstein, c/o Prasidial-Anstalt. HF's tax residence is in the State of Israel, and its address there is 87 Hayarkon Street, Tel-Aviv, Israel. HF is registered in Israel as a foreign company. The principal business activity of HF is the holding of investments in private and public companies.

Each of BFL, BBL and BYL is a corporation existing under the laws of the State of Israel with its registered offices located at Adgar 360 Tower, 2 Hashlosha St., Tel Aviv, Israel, c/o M. Firon & Co., Advocates and Notaries. The principal business activity of each of BFL, BBL and BYL is the holding of investments in private companies.

The name, present business address, present principal occupation or employment and citizenship of each director and executive officer of FEL, HF, BFL, BBL and BYL are set forth on Schedules A, B, C, D and E attached hereto, respectively.
Criminal convictions in the last five years: During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Michael Federmann is a citizen of the State of Israel. Each of FEL, BFL, BBL and BYL is a corporation existing under the laws of the State of Israel. HF is a corporation existing under the laws of the Principality of Liechtenstein. HF's tax residence is in the State of Israel and is registered in Israel as a foreign company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
There has been no acquisition of Ordinary Shares of the Issuer by the Reporting Persons. This Amendment No. 8 to the Schedule 13D is being filed to reflect the ownership and control of the Reporting Persons as of the date hereof, following the release of the pledged shares, as further described in Items 5 and 6 below (which are incorporated by reference in this Item 4).

The Reporting Persons currently have no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their plans or intentions at any time and to take any and all actions they may deem appropriate with respect to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 8 to the Schedule 13D are incorporated herein by reference. As of May 23, 2025, each of the Reporting Persons beneficially owns an aggregate of 19,580,342 Ordinary Shares, representing approximately 42.4% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 46,177,028 Ordinary Shares outstanding as of May 23, 2025, comprised of 44,606,761 Ordinary Shares outstanding as of March 6, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on March 20, 2025, and 1,570,267 additional Ordinary Shares issued by the Issuer in connection with its offering of ordinary shares, as reported in the Issuer's Form 6-K furnished to the SEC on May 23, 2025). The aggregate 19,580,342 Ordinary Shares includes HF's beneficial ownership of 3,836,458 Ordinary Shares, representing approximately 8.3% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 46,177,028 Ordinary Shares outstanding as of May 23, 2025). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.4% in the 19,580,342 Ordinary Shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as the Chair of the Board of Directors of the Issuer), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 26.2% of the 19,580,342 Ordinary Shares, with Michael Federmann holding an approximately 5.2% economic interest, David Federmann holding an approximately 8.4% economic interest, and each of Gideon and Daniel Federmann holding an approximately 6.3% economic interest. Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons to (i) Rows (7) through (10) of Amendment No. 8 to the Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days:
On July 28, 2004 FEL purchased from Elron Electronic Industries Ltd. ("Elron") 7,815,448 Ordinary Shares and associated rights for an aggregate purchase price of $196.5 million. To obtain some of the funds to purchase the 7,815,448 Ordinary Shares and associated rights from Elron, FEL entered into a loan agreement with Bank Leumi Le'Israel B.M. ("Bank Leumi"), dated July 28, 2004 ("Leumi Loan Agreement") and two related security agreements with Bank Leumi, each dated July 28, 2004 (each, a "Security Agreement"). The remainder of the purchase price was paid by FEL from its own funds. On April 1, 2007 Bank Leumi and FEL amended the Loan Agreement to increase the loan amount from $60 million to $90 million. The $90 million loan amount was secured by 4,655,448 Ordinary Shares pledged in favor of the Bank Leumi. The shares so pledged were registered in the name of a trust company ("Leumi Loan Trustee"). The Leumi Loan Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy could be revoked by Bank Leumi upon the occurrence of an event of default under the Loan Agreement.

On November 20, 2014, 2,505,448 of the 4,655,448 Ordinary Shares pledged in favor of Bank Leumi were released from the pledge, leaving 2,150,000 remaining subject to the pledge. On July 16, 2019, 650,000 of the 2,150,000 Ordinary Shares pledged in favor of Bank Leumi were released from the pledge, leaving 1,500,000 remaining subject to the pledge. On March 24, 2025, the remaining 1,500,000 Ordinary Shares pledged in favor of Bank Leumi were released from the pledge. As a result of the foregoing, all 4,655,448 Ordinary Shares originally pledged in favor of Bank Leumi have been re-registered in the name of FEL and no Ordinary Shares remain registered in the name of the Leumi Loan Trustee and subject to the pledge.

On November 27, 2006 FEL purchased from Koor Industries Ltd. ("Koor") 2,350,000 Ordinary Shareas and associated rights for an aggregate purchase price of approximately $72 million. To obtain some of the funds to purchase the 2,350,000 Ordinary Shares and associated rights from Koor, FEL entered into two loan agreements with Bank HaPoalim ("Bank HaPoalim"), dated March 26, 2007 and September 25, 2007, of an aggregate principal amount of $50 million. The $50 million loan amount was secured by 2,175,000 Ordinary Shares pledged in favor of Bank HaPoalim. The shares so pledged were registered in the name of FEL and deposited with a trust company ("HaPoalim Loan Trustee").

On July 10, 2019, 675,000 of the 2,175,000 Ordinary Shares pledged in favor of Bank HaPoalim were released from the pledge, leaving 1,500,000 remaining subject to the pledge. On July 8, 2025, the remaining 1,500,000 Ordinary Shares pledged in favor of bank HaPoalim were released from the pledge. As a result of the foregoing, all 2,175,000 Ordinary Shares originally pledged in favor of Bank HaPoalim have been re-registered in the name of FEL and no Ordinary Shares remain registered in the name of the HaPoalim Loan Trustee and subject to the pledge.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 4 and 5 hereof is incorporated herein by reference.

An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments hereto is attached as Exhibit 1.

Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Federmann Enterprises Ltd. Directors and Executive Officers

Schedule B - Heris Aktiengesellschaft Directors and Executive Officers

Schedule C - Beit Federmann Ltd. Directors and Executive Officers

Schedule D - Beit Bella Ltd. Directors and Executive Officers

Schedule E - Beit Yekutiel Ltd. Directors and Executive Officers

Exhibit 1 - Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003).

## Signatures
- Michael Federmann: /s/ Michael Federmann, Michael Federmann (07/14/2025)
- Federmann Enterprises Ltd.: /s/ Michael Federmann, Michael Federmann, Chairman of the Board (07/14/2025)
- Heris Aktiengesellschaft: /s /Michael Federmann, Michael Federmann, Director (07/14/2025)
- Beit Federmann Ltd.: /s/ Michael Federmann, Michael Federmann, Director (07/14/2025)
- Beit Bella Ltd.: /s/ Michael Federmann, Michael Federmann, Director (07/14/2025)
- Beit Yekutiel Ltd.: /s/ Michael Federmann, Michael Federmann, Director (07/14/2025)